SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X      Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                No       X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1: Press release, dated April 24, 2008, entitled “Spreadtrum and WingTech Enter Strategic Partnership.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: April 25, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated April 24, 2008, entitled “Spreadtrum and WingTech Enter Strategic Partnership.”

Exhibit 99.1

Spreadtrum and WingTech Enter Strategic Partnership

Jiaxing, China, April 24, 2008, Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced during the “International Handset Supply Chain Summit 2008” that Spreadtrum and WingTech Group have entered into a strategic partnership aimed at leveraging their respective leading edge chip and handset design technologies. This two-day summit, sponsored by Jiaxing Communication Industry Association and organized by WingTech Communication Science and Technology Co. Ltd., promotes the theme of “Developing hand in hand for mutual benefits in the future.”

The announced Spreadtrum-WingTech partnership is expected to benefit both companies and their customers as it is intended to capitalize on Spreadtrum’s technology expertise in developing chipsets and WingTech’s strengths in handset design for the industry. With the establishment of this new strategic partnership, WingTech will deploy Spreadtrum’s SC6600W chip in its handsets. The SC6600W is a single chip quad-band GSM/GPRS multimedia baseband intended for WingTech handsets targeted at feature rich entry–level phones that include features such as MP3 playback, stereo output, voice recording, and Bluetooth interface for wireless data transmissions. Like Spreadtrum’s other highly integrated basebands, the SC6600W features an integrated multimedia processor and built-in power management circuits on a single chip, which should reduce production costs, while enabling customers such as WingTech to develop new, differentiated products within a quick time-to-market threshold.

Referring to this strategic partnership, president of WingTech Group, Zhang Xueying said, “WingTech and Spreadtrum have a long history of close and steady partnership. Spreadtrum’s advanced technologies and products are one of the important factors that account for WingTech’s rapid growth. By entering this partnership, we believe we will be in the best possible position to win additional market share through use of the customized SC6600W chip, since it may greatly reduce the time-to-market and overall cost while improving core competitiveness of our products. This announcement further strengthens the strategic alliance between our two companies, but also starts a new mode of business collaboration in the industry to push the differentiation of the terminal products. WingTech will commit itself to unite all the segments in the industry to develop hand in hand for mutual benefits in the future.”

Dr. Ping Wu, President and CEO of Spreadtrum, expressed, “By establishing this strategic partnership, we hope to expand and deepen the cooperation with WingTech in technology, marketing and other aspects to further expand our markets and accelerate our respective technology innovation. We believe that closer cooperation between the handset design solution provider and chip designer will be in everyone’s interest to further improve the features and diversity of future handset products. We look forward to a sustained, close partnership with WingTech and to driving a new round of development in China’s communication industry.”

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements. For more information, please check: http://www.spreadtrum.com

About WingTech:

WingTech group was founded in Hongkong at the end of 2005 and ever since then, it has been devoting to R&D, manufacturing and marketing of mobile terminals. The main business scope includes complete design solution for mobile phones and value-added services based on mobile terminals. With technological strength and excellent products, after only two years from its establishment, WingTech has risen to be one of the top Chinese mobile companies.

For more information, please check: http://www.wingtech.com

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, the effectiveness of SC6600W in reducing production costs and enabling customers to new, differentiated products within a quick time to market threshold, Spreadtrum’s expectation that the strategic partnership will further expand its markets and accelerate its technology innovation and drive a new round of development in China’s communication industry and Spreadtrum’s belief that the closer cooperation between the handset design solution provider and chip designer will further improve the features and diversity of future handset products. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in the semiconductor industry and the effect of such pressure on prices, unpredictable changes in technology and consumer demand for mobile handsets, uncertainty regarding the timing and pace of adoption of the SC6600W by WingTech; and the state of and any change in Spreadtrum’s relationship with WingTech. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.